UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

National Corporate Taxpayers Register (CNPJ/MF)

No. 04.032.433/0001-80

NIRE 33300275410

Publicly-held Company

NOTICE OF MATERIAL EVENT

Contax Participações S.A. (“Contax Participações” or “Company”), in compliance with the provisions in article 157, paragraph 4, of Law No. 6404 of December 25, 1976 (“Law 6404/76”), and as provided for in CVM Ruling No. 358, of January 3, 2002 and in CVM Ruling No. 319, of December 3, 1999, informs the following to its shareholders and the market:

On July 14, 2011, the Board of Directors of Contax Participações approved to submit to its shareholders in a special shareholders meeting to be held on July 1, 2011, the Instrument of Justification and Protocol of Merger of Shares, which establishes the terms and conditions of the merger of the shares of Mobitel S.A., a joint stock company, with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Desembargador Eliseu Guilherme, Nos. 282/292, Paraíso District, Postal Code 04004-030, enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 67.313.221/0001-90 (“Mobitel”) into Contax Participações (“Merger of Shares”), entered into by and between the management of Mobitel and of Contax Participações on June 14, 2011 (“Protocol and Justification of Merger of Shares”) (“Company Restructuring”), according to Contax Participações’ Notice of Material Event released on January 25, 2011 (“Notice of Material Event”).

1. RESTRUCTURING PURPOSES

1.1. Whereas Mobitel and Contax Participações are companies whose corporate purpose includes activities of the same field of business, i.e., customer contact center, and that each one of them complements the other’s activities, especially their customer databases and services offered, the Corporate Restructuring is justified by the prospective gain in scale economy and will ultimately combine the experience of two players, which should allow for the improvement of their contact center activities and offer of better services to their customers. The merger should also enhance the performance of both companies in their main markets and is intended to integrate supplementary capacities of each one. The Corporate Restructuring will also favor cost reduction and introduce benefits of administrative, economic and financial nature by reducing combined operating expenses, since both Contax Participações and Mobitel will belong to the same economic group. Finally, the Company Restructuring will enable creation of value for shareholders through exchange of better administrative practices, implying significant enhancement of productivity and profitability for both Mobitel and Contax Participações.

2. MAIN RESTRUCTURING EVENTS

2.1. Current Corporate Structure. At present, the corporate structure of Mobitel and of Contax Participações stands as follows:

Mobitel

Shareholder	Number of Shares	% of the Total and Voting Capital
Portugal Telecom Brasil S.A.	135,519,119	87.5%
Fábio Carlos Pereira	19,359.874	12.5%
Total	154,878,993	100%

Contax Participações

Shareholder	Number of Shares	% Common Registered Shares	Number of Preferred Registered Shares	% Preferred Registered Shares	Total Common Registered and Preferred Registered Shares	% of Total Capital
CTX Participações S.A.	15,992,959	69.26%	3,880,666	10.58%	19,873,625	33.25
Credit Suisse Hedging Griffo CV S.A.	1,684,000	7.29%	8,803,600	24.00%	10,487,600	17.55%
Skopos Administradora de Recursos Ltda.	679,400	2.94%	6,869,600	18.73%	7,549,000	12.63%
HSBC Bank Brasil S.A.	303,200	1.31%	4,467,000	12.18%	4,770,200	7.98%
Eton Park Capital Management, L.P.	1,314,200	5.69%	-	-	1,314,200	2.20%
Other	3,115,841	13.49%	12,660,134	34.51%	15,775,975	26.39%
TOTAL	23,089,600	100.00%	36,681,000	100.00%	59,770,600	100.00%

2.2. Corporate Structure after the Corporate Restructuring.

Upon completion of the Corporate Restructuring, the corporate structure of Mobitel and of Contax Participações shall be as follows1, considering the exercise of Fábio’s withdrawal right pursuant to item 2.6 below, and the consequent cancellation of Mobitel’s shares:

1Does not take into account the effects that the acquisition, by CTX Participações S.A., of part of shares issued by Contax Participações held by Portugal Telecom after the Corporate Restructuring and increase of capital of CTX Participações S.A., mentioned in the Notice of Material Event of January 25, 2011, will produce in the shareholding structure of Contax Participações.

Mobitel

Shareholder	Number of Shares	% of the Total and Voting Capital
Contax Participações	135,519,119	87.5%
TOTAL	135,519,119	100.0%

Contax Participações

Shareholder	Number of Shares	% Common Registered Shares	Number of Preferred Registered Shares	% Preferred Registered Shares	Total Common Registered and Preferred Registered Shares	% of Total Capital
CTX Participações S.A.	15,992,959	64.06%	3,880,666	9.77%	19,873,625	30.72%
Credit Suisse Hedging Griffo CV S.A.	1,684,000	6.75%	8,803,600	22.16%	10,487,600	16.21%
Skopos Administradora de Recursos Ltda.	679,400	2.72%	6,869,600	17.30%	7,549,000	11.67%
Portugal Telecom Brasil S.A.	1,876,982	7.52%	3,038,499	7.65%	4,915,481	7.60%
HSBC Bank Brasil S.A.	303,200	1.21%	4,467,000	11.25%	4,770,200	7.37%
Eton Park Capital Management, L.P.	1,314,200	5.26%	-	-	1,314,200	2.03%
Other	3,115,841	12.48%	12,660,134	31.87%	15,775,975	24.39%
TOTAL	24,966,582	100.00%	39,719,499	100.00%	64,686,081	100.00%

2.3. Valuations. For purposes of the Merger of Shares, the Specialized Companies defined in item 3 below, as the case may be, carried out the following valuations:

2.3.1. Valuation of Book Net Worth. For purposes of accounting registration of Mobitel’s shares to be transferred to Contax Participações and the consequent increase of the capital stock of Contax Participações, the amount of book net worth of Mobitel was valuated based on the financial statements drawn up on December 31, 2010, in the amount of one hundred and seventy-eight million, two hundred and fifteen thousand, nine hundred and fifty-nine Reais  and sixty eight cents R$178,215,959.68, or one Real, fifteen cents and a fraction (R$1.1507) per share, according to accounting report prepared by APSIS Consultoria e Avaliações Ltda.

2.3.2. Economic Valuation. In order to support the setting of the replacement ratio of shares issued by Mobitel by shares of Contax Participações, Mobitel and Contax Participações were both valuated by the future profitability methodology based on a retrospective analysis, projected scenarios and discounted cash flows as at December 31, 2010, according to the valuation report prepared in an independent manner by Banco BTG Pactual S.A.

2.3.3. The equity changes that occurred at Dedic and Contax Participações as from December 31, 2010, Base Date of the Merger of Shares, to the date of approval of the Merger of Shares shall be allocated directly in each one of the companies.

2.4. Proposed Ratio for Replacement of Shares at the Mobitel Shares Merger: The replacement ratio was negotiated and determined independently by the management of Mobitel and of Contax Participações based on: (i) valuation of the economic value of the companies obtained by Mobitel and by Contax Participações from Banco BTG Pactual S.A.; and (ii) the economic value of Mobitel and of Contax Participações, after the managements of Mobitel and of Contax Participações examined and discussed the recommendations and conclusions of the report of Contax Participações’ special and independent committee, created pursuant to Guideline Opinion No. 35, of September 1, 2008 (“CVM 35 Opinion”) (“Special Committee”).

2.4.1. Each shareholder of Mobitel shall receive for every common share of Mobitel held by it (i) zero point three hundred and sixty-two millionth (0.0362) of common shares issued by Contax Participações, multiplied by the percentage of common shares into which the capital stock of Contax Participações is divided, and (ii) zero point three hundred and sixty-two millionth (0.0363) of preferred shares issued by Contax Participações multiplied by the percentage of preferred shares into which the capital stock of Contax Participações is divided, resulting in the total issuance, by Contax Participações, of one million, eight hundred and seventy-six thousand, nine hundred and eight-two (1,876,982) new common shares and three million, thirty-eight thousand, four hundred and ninety-nine (3,038,499) new preferred shares, all book-entry shares with no par value.

2.4.2. Allocation of the Value of Mobitel’s Shares and Increase of Capital Stock of Contax Participações. In the event that the Merger of Shares is approved, pursuant to the terms of the valuation referred t in item 2.3.1, thirty-four million, four hundred and fifty-five thousand, eight hundred and forty Reais and fifty-six cents (R$34,455,840.56) shall be allocated to the capital stock of Contax Participações, and one hundred and forty-three million, seven hundred and sixty thousand, one hundred and nineteen Reais  and twelve cents (R$143,760,119.12) shall be allocated to the capital reserve. Therefore, the capital stock of Contax Participações shall be increased from two hundred and twenty-three million, eight hundred and seventy-three thousand, one hundred and sixteen Reais  and ten cents (R$223,873,116.10) to two hundred and fifty-eight million, three hundred and twenty-eight thousand, nine hundred and fifty-six Reais  and sixty-six cents (R$258,328,956.66), in which case such increase shall be of thirty-four million, four hundred and fifty-five thousand, eight hundred and forty Reais  and fifty-six cents (R$ 34,455,840.56).

2.4.3. Shares Issued upon the Merger of Shares. In the event the Merger of Shares is approved, one million, eight hundred and seventy-six thousand, nine hundred and eighty-two (1.876.982) new common shares and three million, thirty-eight thousand, four hundred and ninety-nine (3,038,499) new preferred shares, all registered and with no par value, shall be issued to be ascribed to the shareholders of Mobitel.

2.4.4. As a result of the increase of capital stock described in items 2.4.2 and 2.4.3 above, the capital stock of Contax Participações shall be represented by sixty-four million, six hundred and eighty-six and eighty-one (64,686,081) shares, out of which twenty-four million, nine hundred and sixty-six, five hundred and eighty-two (24,966,582) common shares and thirty-nine million, seven hundred and nineteen thousand, four hundred and ninety-nine (39,719,499) preferred shares, all registered and with no par value.

2.4.5. The common and preferred shares to be issued by Contax Participações as a result of the Merger of Mobitel Shares shall be entitled to all the rights ensured to the already existing common and preferred shares of Contax Participações, including the profit sharing declared by Contax Participações to its shareholders as from the date of approval of the Merger of Shares.

2.5. Right of Withdrawal of the Shareholders of Contax Participações. In compliance with the provisions of article 252, paragraph 1, and of article 137, II, of Law No. 6.404/76, as amended, the dissenting shareholders of Contax Participações who exercised their right of withdrawal as a result of the approval of the Merger of Mobitel Shares shall not be entitled to a reimbursement of the equity value of their shares, ascertained based on the Financial Statements of Contax Participações drawn up on December 31, 2010 and released on March 2, 2011. Therefore, the amount of the reimbursement to be paid to the dissenting shareholders of Contax Participações shall be seven Reais  and a fraction (R$7.0097) per share, without loss of the mentioned shareholder requesting that a special balance sheet be drawn up for purposes of determining the amount of the reimbursement, as set forth in article 45, paragraph 2, of Law No. 6404/76, as amended.

2.5.1. Term for Exercise of the Withdrawal Right of the Dissenting Shareholders of Contax Participações. The withdrawal right may be exercised by the dissenting shareholder of Contax Participações within thirty (30) days counted as from the date of publication of the minutes of the shareholders meeting which resolves on the Merger of Mobitel Shares, as set forth in article 137, IV, of Law No. 6404/76, as amended.

2.5.1.1. The dissenting shareholder of Contax Participações may exercise its right to reimbursement only with respect to the shares to which it can prove title and which are held by the shareholder continuously as from January 25, 2011, date on which the Corporate Restructuring was released to the market, by means of a Notice of Material Event, having computed the stock exchange trade transactions on that day, inclusively, and the date of the actual exercise of the withdrawal right.

2.6. Mobitel Shareholder’s Withdrawal Right. In compliance with the provisions set forth in articles 252, paragraph 1 and in article 137, II, of Law No. 6.404/76 as amended, as well as in accordance with the terms and conditions of the Agreement for Exercise of Withdrawal Right and Other Covenants, entered into on January 31, 2011, between Mobitel, GPTI Tecnologia da Informação S.A., Fábio Carlos Pereira (“Fábio”), and Portugal Telecom Brasil S.A., having as intervening party GET – Gestão Empresarial e Tecnológica Ltda. (“Agreement for Exercise of Withdrawal Right”), should the Merger of Shares be approved, the shareholder Fábio, holder of nineteen million, three hundred and fifty-nine, eight hundred and seventy-four (19,359,874) common registered shares with no par value representing twelve point five percent (12.5%) of the total and voting capital stock of Mobitel (“Fábio Shares”), agreed to exercise the right of withdrawal from Mobitel and, as a result of the mentioned Agreement for Exercise of the Withdrawal Right, shall be entitled to a reimbursement in the amount of Fábio Shares in the amount of twenty-three million Reais (R$23.000.000,00)2.

2.6.1. Term for Exercise of the Right of Withdrawal of the Dissenting Shareholder of Mobitel. The right of withdrawal may be exercised by Mobitel’s dissenting shareholder on or before thirty (30) days counted as from the date of publication of the minutes of the shareholders meeting which resolved on the Merger of Shares, as set forth in article 137, IV, of Law No. 6.404/76 as amended, provided that the payment of the amount of the reimbursement shall remain conditioned on the consummation of all the acts set forth in this Section 4, and shall also comply with the terms and conditions of the Agreement for Exercise of the Withdrawal Right.

2.6.1.1. The dissenting shareholder of Mobitel may exercise its right to reimbursement with respect to the shares owned by it on the date of the first publication of the call notice to the shareholders meeting which resolves on the Merger of Shares or, if the call is dispensed with pursuant to the terms of article 124, paragraph 4, of Law No. 6.404/76 as amended, with respect to the shares owned by it on the date of the mentioned shareholders meeting.

2.7. Amendment to the Bylaws of Contax Participações. The bylaws of Contax Participações shall be amended in order to reflect the capital increase described in items 2.4.2 and the following ones.

2Amount subject to adjustments pursuant to the terms of the Withdrawal Agreement.

3. SPECIALIZED COMPANIES

3.1. Specialized Companies. For the preparation of the valuations of Mobitel and of Contax Participações for purposes of the Corporate Restructuring, the following companies (“Specialized Companies”) were chosen at the discretion of the meetings of the shareholders of Mobitel and of Contax Participações:

(i) APSIS Consultoria e Avaliações Ltda., enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 08.681.365/0001-30, and with the CRC/RJ under No. 005112/0-9, with its principal place of business at Rua da Assembléia, No. 35, 12th floor, Downtown, in the City of Rio de Janeiro, State of Rio de Janeiro, to proceed with valuation of the book net worth of Mobitel based on their audited financial statements drawn up on December 31, 2010; and

(ii) Banco BTG Pactual S.A., to proceed with valuation of Mobitel as well as Contax Participações by the future profitability methodology based on the retrospective analysis, projected scenarios and discounted cash flows on December 31, 2010.

3.2. The Specialized companies declared in their statements that there was no conflict or communion of interests, current or potential, with the controlling company Contax Participações, or against its minority shareholders, or with Mobitel or its shareholders, or in respect of the Corporate Restructuring.

4. OPINION OF THE SPECIAL COMMITTEE OF CONTAX PARTICIPAÇÕES

4.1. Notwithstanding the Merger of Shares not involving the controlling and controlled companies, in compliance with the good market practices, the Parties’ managers complied with CVM Opinion 35, for which reason the Special Independent Committee of Contax Participações was created. The Special Independent Committee of Contax Participações, pursuant to CVM Opinion 35, after analyzing and debating the conditions of the Merger of Shares based on the reports and studies of the financial and legal advisors hired by Contax Participações, the management proposals regarding the Corporate Restructuring’s conditions, as well as the other documents submitted by the management of Contax Participações, including having Barclays Capital as a retained independent financial advisor to assist in the Committee’s analysis, submitted its considerations to the managements of Contax Participações and of Mobitel, having concluded that the proposed exchange ratio of Merger of Shares described in item 2 above is suitable, and from the viewpoint of Contax Participações, equitable for the Merger of Shares.

5. COSTS OF THE CORPORATE RESTRUCTURING

5.1. It is estimated that the cost of the Corporate Restructuring, including expenses incurred with publications, preparation of valuation reports, fees owed to the auditors, to the members of the Special Committee, evaluators, consultants and lawyers will amount to two million Reais  (R$2,000,000.00).

6. SUBMISSION OF THE CORPORATE RESTRUCTURING TO THE BRAZILIAN ANTITRUST PROTECTION SYSTEM

6.1. On February 15, 2011, Mobitel and Contax Participações submitted the Corporate Restructuring to the Administrative Council of Economic Defense (CADE).

7. DOCUMENTS MADE AVAILABLE

7.1. The following documents were made available to the Company’s shareholders and at the Company’s website, to the Brazilian Securities Commission (www.cvm.gov.br) and to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br), via the IPE system: (i) Protocol and Justification of Merger of Shares; (ii) valuation report of Mobitel Shares for the book value based on its audited financial statements drawn up on December 31, 2010, (iii) valuation report of Mobitel and of Contax Participações by the future profitability methodology based on a retrospective analysis, projected scenarios and discounted cash flows as at December 31, 2010; and (iv) other documents referred to in this Notice of Material Event and in article 3 of Ruling No. 319, of December 3, 1999.

Rio de Janeiro, June 14, 2011.

Marco Norci Schroeder

Investors Relations Officer

Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 20, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.